Filed pursuant to Rule 424(b)(3)
Registration No. 333-167981
PROSPECTUS

VERTRO, INC.

657,895 Shares

Common Stock

This prospectus relates to the resale from time to time of these shares of our common stock by the selling stockholders identified in this prospectus. This prospectus may be used only by the stockholders listed under the section entitled “selling stockholders” in this prospectus for their resale of up to 657,895 shares of our common stock, $0.001 par value. The common stock offered by this prospectus may be offered by the selling stockholders from time to time in transactions reported on the NASDAQ Capital Market, in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our shares of common stock are traded on the NASDAQ Capital Market under the symbol “VTRO.”  On July 7, 2010, the closing sale price of our common stock was $0.4999 per share.
____________________

This investment involves risk.  See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is July 13, 2010

PROSPECTUS SUMMARY

This summary highlights information described more fully elsewhere in this prospectus.  You should read the entire prospectus carefully.  Investing in our securities involves risks.  Therefore, please carefully consider the information provided under the heading “Risk Factors” included herein.

About this Prospectus

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, utilizing a “shelf” registration process.  This prospectus relates to shares of common stock of Vertro, Inc. that may be sold by Red Oak Fund, LP and Pinnacle Fund, LLLP, the selling stockholders identified in this prospectus.  The shares of common stock offered under this prospectus by the selling stockholders were issued pursuant to a Stock Purchase Agreement, among the selling stockholders and us, dated June 14, 2010.  We are registering the offer and sale of the shares to satisfy registration rights we have granted to the selling stockholders in the Stock Purchase Agreement.  We will not receive any proceeds from the sale of these shares by the selling stockholders.  We will bear all costs associated with this registration statement.  This prospectus provides you with a general description of the securities that may be offered by the selling stockholders, and may be supplemented from time to time.  These prospectus supplements may add, update or change information contained in this prospectus.  To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement.  You should read both this prospectus and any prospectus supplement, including all documents incorporated herein or therein by reference, together with additional information described under “Where You Can Find More Information and Incorporation by Reference.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplements.  You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement.  This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

In this prospectus, “we,” “us,” “our” and “Vertro” refer to Vertro, Inc. and its subsidiaries.

About Vertro, Inc.

We are an Internet company that owns and operates the ALOT product portfolio.  ALOT offers home page, desktop application and Internet browser toolbar products, which are marketed under the ALOT brand.  Our customizable ALOT Homepage, Desktop and Toolbar products are designed to ‘Make the Internet Easy’ for consumers by providing direct access to affinity content and search results.  ALOT has millions of live users across its product portfolio. Together these users conduct high-volumes of type-in search queries, which ALOT monetizes through third-party search and content agreements.

We were organized under the laws of the State of Nevada in October 1995 under the name Collectibles America, Inc. and, in June 1999, we merged with BeFirst Internet Corporation, a Delaware corporation (“BeFirst”). As a result of the merger, BeFirst became our wholly-owned subsidiary.  On June 17, 1999, we changed our name to BeFirst.com and, in September 1999, we changed our name again to FindWhat.com.  In September 2004, we reincorporated from the State of Nevada to the State of Delaware, as a result of a merger.  The reincorporation did not cause any change in our personnel, management, assets, liabilities, net worth, or the location of our headquarters. In June 2005, we created one global brand name—MIVA, and recently offered a range of products and services through two divisions—MIVA Direct and MIVA Media.  On March 12, 2009, we sold certain assets relating to our MIVA Media division, and we no longer operate the MIVA Media business.  On June 9, 2009, we changed our name from MIVA, Inc. to Vertro, Inc. and rebranded our MIVA Media business to the ALOT brand.

Our headquarters is located at 143 Varick Street, New York, New York 10013, and our telephone number is (212) 231-2000.  Our corporate website is www.vertro.com.  This reference to our website is a textual reference only.  We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision.  If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.  In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

One paid listings provider, which is a competitor of ours, accounts for a significant portion of our consolidated revenue and any adverse change in that relationship would likely result in a significant decline in our revenue and our business operations could be significantly harmed.

In December 2006, we entered into an agreement with Google pursuant to which we agreed to utilize Google’s paid listings and algorithmic search services for approved ALOT websites and applications. We renewed our agreement with Google in November 2008 for a two year term beginning on January 1, 2009.  We receive a share of the revenue generated by the paid listing services supplied to us from Google. The amount of revenue we receive from Google depends on a number of factors outside of our control, including the amount Google charges for advertisements, the depth of advertisements available from Google, and the ability of Google’s system to display relevant ads in response to our end-user queries.   For the quarter ended March 31, 2010, Google accounted for approximately 88% of our consolidated revenue from continuing operations.  Our agreement with Google contains broad termination rights. Google also competes with our ALOT business.  If (i) we fail to have websites and applications approved by Google; (ii) Google’s performance deteriorates, (iii) we violate Google’s guidelines, or (iv) Google exercises its termination rights, we likely will experience a significant decline in revenue and our business operations could be significantly harmed.  If any of these circumstances were to occur, we may not be able to find another suitable alternate paid listings provider or otherwise replace the lost revenues.

The success of ALOT is dependent on our ability to maintain and grow our active consumer base.

Our ALOT division operates a portfolio of consumer-oriented interactive products including toolbars, homepages and desktop applications. ALOT derives the majority of its revenue from advertisements directed towards consumers. The amount of revenue generated by ALOT is dependent on our ability to maintain and grow our active consumer installed base.  Factors that could negatively influence our ability to maintain and grow our active consumer base include, but are not limited to, government regulation, acceptance of our toolbar products by consumers, the availability of advertising to promote our toolbar products, third-party designation of our toolbar and/or other products as undesirable or malicious, user attrition, competition, and sufficiency of capital to purchase advertising.  For example, advertising spend at ALOT, which is used to promote and acquire consumers, was strategically reduced throughout 2009 to meet acquisition cost targets and to ensure cash balances were maintained and conserved.  If we are unable to maintain and grow our active consumer base, it could have a material adverse effect on our business, financial condition, and results of operations.

We deliver advertisements to users from third-party ad networks that expose our users to content and functionality over which we don’t have ultimate control.

We display to users pay-per-click, banner, cost per acquisition, and other forms of Internet advertisements that come from third-party ad networks.  We do not control the content and functionality of such third-party advertisements and, while we provide guidelines as to what types of advertisements are acceptable to us, there can be no assurance that such advertisements will not contain content or functionality that is harmful to our relationship with our users.  Our inability to control what types of advertisements get displayed to our users could have a material adverse effect on our business, financial condition, and results of operations.

Our business is dependent upon our ability to deliver qualified leads to Google, our primary paid listings provider.

Our primary paid listings provider utilizes ALOT to deliver high quality Internet traffic to its advertisers. We believe our primary paid listings provider will only use our services if we deliver high quality Internet traffic. If our primary paid listings provider is not satisfied with the quality of Internet traffic delivered from us it may take remedial action. We may not be successful in delivering high quality traffic to our primary paid listings provider, which could have a material adverse effect on our business, financial position, and results of operations.

New technologies could limit the effectiveness of our products and services, which would harm our business.

New technologies may be developed by others that can block the display of ads or sponsored listings or prevent Internet users from downloading our products. Since most of our net revenue is derived from fees paid to us by our advertising feed provider, ad-blocking or similar technology could materially adversely affect our results of operations.

Our business is difficult to evaluate because we have recently sold a significant portion of our business and operate in an emerging and rapidly evolving market.

We began operating our business in 1998 and since that time we have undergone significant changes:

•	we launched the Findwhat.com Network (which subsequently became MIVA Media US) in September 1999;
•
in 2004, we acquired several companies, including a U.S. performance-based, keyword-targeted advertising business (B & B Advertising, which subsequently became a part of MIVA Media); a provider of performance-based, keyword-targeted Internet advertising services in Europe (espotting, which subsequently became a part of MIVA Media); and a desktop software company (Comet Systems, that is now our ALOT division);

•	in March 2009, we sold our MIVA Media business, which accounted for 61.2% of our consolidated revenues for the fiscal year ended December 31, 2008.

Accordingly, we have a limited operating history upon which an investor can make an evaluation of the likelihood of our success. As of March 12, 2009, we operate only the ALOT business.  Moreover, we derive nearly all of our net revenue from online advertising, which is a rapidly evolving market. An investor should consider the likelihood of our future success to be speculative in light of our limited operating history, as well as the problems, limited resources, expenses, risks, and complications frequently encountered by similarly situated companies in emerging and changing markets, such as e-commerce. To address these risks, we must, among other things:

•	maintain and increase our user base;
•	implement and successfully execute our business and marketing strategy;
•	continue to develop and upgrade our technology;
•	continually update and improve our service offerings and features;
•	find and integrate strategic transactions;
•	respond to industry and competitive developments; and
•	attract, retain, and motivate qualified personnel.

We may not be successful in addressing these risks, particularly as some of these are largely outside of our control. If we are unable to do so, our business, financial condition, and results of operations would be materially and adversely affected.

We continue to develop new initiatives related to current and future product and service offerings that may not meet our expectations in terms of the viability, success, or profitability of such initiatives.

We have and continue to pursue new initiatives related to current and proposed product and service offerings in an effort to stay aligned with the dynamic e-commerce marketplace.  There can be no assurance that any of these initiatives will be timely, viable, successful, and profitable or will enjoy the same margins as our historical business. An investor should consider the likelihood of our future success with respect to these and other initiatives to be speculative in light of our limited history in successfully developing, introducing, and commercially exploiting new initiatives of this nature, as well as the problems, limited resources, expenses, risks, and complications frequently encountered by similarly situated companies in emerging and changing markets, such as e-commerce, with respect to the development and introduction of initiatives of this nature. Any inability by us to successfully develop, introduce, or implement these or other products or services could materially adversely affect our business, financial condition, and results of operations.

We have recently divested our MIVA Media Division pursuant to an Asset Purchase Agreement and we have certain ongoing obligations to the buyer.

In March 2009, we sold our MIVA Media division pursuant to an Asset Purchase Agreement.  Under the terms of the Asset Purchase Agreement, we made certain representations and warranties and covenants in favor of the buyer and we have certain indemnification obligations to the buyer.  Because the transaction was structured as an asset purchase, we also retained potential liability to third parties for the pre-closing operation of the MIVA Media business.  These obligations and retained liabilities could subject us to potential claims in the future, which could result in the diversion of management’s time and attention and could cause us to incur expenditures defending ourselves against such claims or could cause us to have to make payments to the buyer or third parties.

In addition, in connection with the MIVA Media Sale, we agreed to provide to the buyer and receive from the buyer certain transition services.  Examples of services under the arrangement include finance, accounting, technology, office space, expense reimbursement and similar matters that were substantially completed by November 30, 2009.  If (i) the buyer of our MIVA Media division breaches its obligations under these agreements, (ii) we are unable to fulfill our obligations to provide services, or (iii) we are unable to obtain required consents to the transactions, it could materially adversely affect our business, financial condition, and results of operations.

We have in the past and may in the future implement restructuring programs, which may subject us to claims and liabilities.

Over the past few years, we have implemented a number of restructuring programs to reduce our headcount, reduce expenses and streamline our operations.  We may implement further restructurings in the future.  These restructurings may subject us to claims and liabilities from employees and third parties, which could result in us making payments to such persons and could materially adversely affect our financial condition.

We face substantial and increasing competition in the market for Internet-based marketing services.

We face substantial competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the Internet and provide them with relevant advertising and commerce-enabling services, either directly or through a network of partners. Some of our principal competitors include IAC, MSN, Google, Yahoo!, Answers.com, Incredimail, Infospace and Conduit.com. Some of our principal competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, personnel, and other resources than we have. These competitors historically have developed and expanded their portfolios of products and services more rapidly than we have. In addition, these and other competitors may have or obtain certain intellectual property rights that may interfere with or prevent the use of one or more of our business models. These and other competitors can use their experience and resources against us in a variety of competitive ways, including by acquiring complementary companies or assets, investing aggressively in research and development, and competing more aggressively for consumers. We expect that these competitors will increasingly use their financial and technological resources to compete with us.

Additionally, to the extent we pursue strategic transactions, we may compete with other companies with similar growth strategies, some of which may be larger and have greater financial and other resources than we have. Competition for any such acquisition targets likely also will result in increased prices of acquisition targets and a diminished pool of companies available for acquisition.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive.

Our success depends on providing products and services that provide consumers with a high quality Internet experience. Our competitors are constantly developing innovative Internet products. As a result, we must continue to seek to enhance our technology and our existing products and services and introduce new high-quality products and services that businesses and/or consumers will use. Our success will depend, in part, on our ability to:

•	enhance and improve the responsiveness and functionality of our Internet products and our other primary traffic services;
•
license, develop or acquire technologies useful in our business on a timely basis, to enhance our existing services and develop new services and technology that address the increasingly sophisticated and varied needs of the business; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

Because our markets are still developing and rapidly changing, we must allocate our resources based on our predictions as to the future development of the Internet and our markets. These predictions ultimately may not prove to be accurate. If our competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing services, technology and systems may become obsolete and we may not have the funds or technical know-how to upgrade our services, technology, and systems. If we are unable to predict user preferences or industry changes, or to modify our products and services on a timely basis, we may lose consumers, which could cause a material adverse effect on our business, financial condition, and results of operations.

If we fail to grow or manage our growth, our business will be adversely affected.

To succeed, we must grow. We may make additional acquisitions in the future as part of our growth initiatives. These may include acquisitions of international companies or other international operations. We have limited experience in acquiring and integrating companies, and we may also expand into new lines of business in which we have little or no experience. Additionally, we may fail to achieve anticipated synergies from such acquisitions. Accordingly, our growth strategy subjects us to a number of risks, including the following:

•
we may incur substantial costs, delays, or other operational or financial problems in integrating acquired businesses, including integrating each company’s accounting, management information, human resource, and other administrative systems to permit effective management;

•	we may not be able to identify, acquire, or profitably manage any additional businesses;
•	with smaller acquired companies, we may need to implement or improve controls, procedures, and policies appropriate for a public company;
•	the acquired companies may adversely affect our consolidated operating results, particularly since some of the acquired companies may have a history of operating losses;
•	acquisitions may divert our management’s attention from the operation of our businesses;
•	we may not be able to retain key personnel of acquired businesses;
•	there may be cultural challenges associated with integrating employees from our acquired companies into our organization; and
•	we may encounter unanticipated events, circumstances, or legal liabilities.

Any of these factors could materially adversely affect our business, financial condition, and results of operations.

We may not be able to return to our historical growth rates and operating margins in the future.

In 2004, we grew rapidly through multiple acquisitions and a significant merger and these events assisted in achieving higher than normal growth rates.  In March 2009, we divested a significant portion of our business through the sale of our MIVA Media division.  We may not be able to return to the 2004 historical growth rates and our future growth rates may continue to decline as a result of various factors.  Additionally, our growth rate could continue to decline into and throughout 2010, due to, among other things:

•	operating in an environment of increased competition both domestically and internationally;
•
increased expenditures for certain aspects of our business as a percentage of our net revenues, which may include product development expenditures, sales, advertising, and marketing expenses, and increased public company costs; and

•	increased expenditures as a result of our divested operations.

We depend on third parties for certain software and services to operate our business.

We depend on third-party software and services to operate our business. Although we believe that several alternative sources for this software are available, any failure to obtain and maintain the rights to use such software on commercially reasonable terms would have a material adverse effect on our business, financial condition, and results of operations. We also are dependent on third parties to provide Internet services to allow us to connect to the Internet with sufficient capacity and bandwidth so that our business can function properly and our websites can handle current and anticipated traffic. We currently have contracts with certain telecommunications providers for these services. Any restrictions or interruption in our connection to the Internet, or any failure of these third-party providers to handle current or higher volumes of use, could have a material adverse effect on our business, financial condition, and results of operations, and our brand could be damaged if clients or prospective clients believe our system is unreliable. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third party vendors, which increases our vulnerability to problems with the services they provide. We have experienced occasional system interruptions in the past and we cannot assure you that such interruptions will not occur again in the future.

Our technical systems are vulnerable to interruption, security breaches, and damage, which could harm our business and damage our brands if our clients or prospective clients believe that our products are unreliable.

Our systems and operations are vulnerable to damage or interruption from fire, floods, hurricanes, power loss, telecommunications failures, break-ins, sabotage, computer viruses, penetration of our network by unauthorized computer users, or “hackers,” and similar events. Any such events could interrupt our services and severely damage our business. The occurrence of a natural disaster or unanticipated problems at our technical operations facilities could cause material interruptions or delays in our business, loss of data, or render us unable to provide services to our customers. In addition, we may be unable to provide services and access to websites due to a failure of the data communications capacity we require, as a result of human error, natural disaster, or other operational disruptions. The occurrence of any or all of these events could materially adversely affect our business, financial condition, and results of operations, and damage our brands if clients or prospective clients believe that our products are unreliable.

Our intellectual property rights may not be protectable or of significant value in the future.

We depend upon confidentiality agreements with specific employees, consultants, and subcontractors to maintain the proprietary nature of our technology. These measures may not afford us sufficient protection, and others may independently develop know-how and services similar to ours, otherwise avoid our confidentiality agreements, or produce patents and copyrights that would materially adversely affect our business, financial condition, and results of operations.

Legal standards relating to the validity, enforceability, and scope of the protection of certain intellectual property rights in Internet-related industries are uncertain and still evolving. The steps we take to protect our intellectual property rights may not be adequate to protect our future intellectual property. Third parties may also infringe or misappropriate any copyrights, trademarks, service marks, trade dress and other proprietary rights we may have. Any such infringement or misappropriation could have a material adverse effect on our business, financial condition, and results of operations.

In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or otherwise decrease the value of our trademarks and other proprietary rights, which may result in the dilution of the brand identity of our services.

Our business has historically been and may continue to be partially subject to seasonality, which may impact our quarterly growth rate.

We have historically experienced, and may continue to experience, seasonal fluctuations in the number of click-throughs to advertisements available to ALOT.  Historically, during the first quarter and the early part of the fourth quarter of each calendar year, we realize more activity than during the second and third quarters, and late in the fourth quarter due to increased overall Internet usage related to colder weather and holiday purchases. These seasonal fluctuations may continue in the future.

We are subject to a patent settlement and license agreement from Yahoo! for certain portions of a divested business.

We are subject to a patent settlement and license agreement from Yahoo! for certain portions of our MIVA Media business that were divested in March 2009. On August 15, 2005, we settled a patent infringement lawsuit brought by Overture Services (“Overture Services”) and Yahoo!, Inc. (collectively with Overture Services, “Yahoo!”) against us regarding U.S. Patent No. 6,269,361 and took a royalty bearing non-exclusive license from Yahoo! Regarding certain patents. We divested our MIVA Media business in March 2009; however, we are still subject to the terms of and have continuing obligations, including the payment of minimum royalty fees under the settlement and license agreement.  As of March 31, 2010, we have a minimum payment obligation totaling $400,000 through August 2010.  The settlement and license agreement contains terms and conditions that may be unacceptable to a third party and could negatively impact our ability to be sold or enter into a change of control transaction.

Our future liquidity and capital requirements are based on estimates and if we require additional capital we may not be able to secure additional financing.

Our future liquidity and capital requirements will depend on numerous factors. The pace of expansion of our operations will affect our capital requirements. We may also have increased capital requirements in order to respond to competitive pressures. In addition, we may need additional capital to fund acquisitions of complementary products, technologies, or businesses. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and actual results could vary materially as a result of the factors described in this report. As we require additional capital resources, we may seek to sell debt securities or additional equity securities, draw on our existing bank line of credit, or obtain an additional bank line of credit. There can be no assurance that any financing arrangements will be available in amounts, or on terms, acceptable to us, if at all.

Our credit facility with Bridge Bank imposes significant restrictions. Failure to comply with these restrictions could result in the acceleration of a substantial portion of our debt, which we may not be able to repay or refinance.

In December 2009, we entered into a credit facility with Bridge Bank, N.A., which provides for up to $5.0 million in loans.  The credit facility contains a number of covenants that, among other things, requires us and certain of our subsidiaries to:

•	pay fees to the lender associated with the credit facility;
•	maintain our corporate existence in good standing;
•	grant the lender a security interest in our assets;
•	provide financial information to the lender; and
•	refrain from any transfer of any of our business or property (subject to customary exceptions).

Our ability to comply with the provisions of the credit facility will be dependent upon our future performance, which may be affected by events beyond our control. A breach of any of our covenants could result in a default under the credit facility. In the event of any such default, Bridge Bank could elect to declare all borrowings outstanding under the credit facility, together with any accrued interest and other fees, to be due and payable, as well as require us to apply all available cash to repay the amounts.  If we were unable to repay the indebtedness upon its acceleration, Bridge Bank could proceed against the underlying collateral. There can be no assurance that our assets would be sufficient to repay an amount in full, that we would be able to borrow sufficient funds to refinance the indebtedness, or that we would be able to obtain a waiver to cure any such default.

Virtually all of our debt is subject to variable interest rates; and therefore rising interest rates could negatively impact our business.

Borrowings under our credit facility bear interest at a variable rate. In addition, we may incur other variable rate indebtedness in the future. Carrying indebtedness subject to variable interest rates makes us more vulnerable to economic and industry downturns and reduces our flexibility in responding to changing business and economic conditions. Increases in interest rates on this indebtedness would increase our interest expense, which could adversely affect our cash flows and our ability to service our debt as well as our ability to grow the business.

Current borrowings, as well as potential future financings, may substantially increase our current indebtedness.

No assurance can be given that we will be able to generate the cash flows necessary to permit us to meet our payment obligations with respect to our debt. We could be required to incur additional indebtedness to meet payment obligations and there is no assurance that we would be able to secure such financing on acceptable terms or at all, especially in light of the current economic, credit, and capital market environment. Should we incur additional debt, among other things, such increased indebtedness could:

•	adversely affect our ability to expand our business, market our products, and make investments and capital expenditures;
•	adversely affect the cost and availability of funds from commercial lenders, debt financing transactions, and other sources; and
•	create competitive disadvantages compared to other companies with lower debt levels.

Any inability to service our fixed charges and payment obligations, or the incurrence of additional debt, would have a material adverse effect on our cash flows, business financial position, and results of operations.

We are subject to income taxes in both the United States and numerous international jurisdictions.

We are subject to income taxes in both the United States and numerous international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable and appropriate, the final determination of tax audits and any related tax litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Based on the results of tax audits or tax litigation, our income tax provision, net loss, or cash flows in the period or periods for which that determination is made could be materially adversely affected.

Risks Related to Our Industry

Regulatory and legal uncertainties could harm our business.

While there are currently relatively few laws or regulations directly applicable to Internet access, commerce, or commercial search activity, there is increasing awareness and concern regarding some uses of the Internet and other online services, leading federal, state, local, and international governments to consider adopting civil and criminal laws and regulations, amending existing laws and regulations, conducting investigations, or commencing litigation with respect to the Internet and other online services covering issues such as:

•	user privacy;
•	trespass;
•	defamation;
•	database and data protection;
•	limitations on the distribution of materials considered harmful to children;
•	liability for misinformation provided over the web;
•	user protection, pricing, taxation, and advertising restrictions (including, for example, limitation on the advertising on Internet gambling websites or of certain products);
•	delivery of contextual advertisements via connected desktop software;
•	intellectual property ownership and infringement, including liability for listing or linking to third-party websites that include materials infringing copyrights or other rights;
•	distribution, characteristics, and quality of products and services; and
•	other consumer protection laws.

Legislation also has been introduced in the U.S. Congress and some state legislatures that is designed to regulate spyware, which does not have a precise definition, but often defined as software installed on consumers’ computers without their informed consent and designed to gather and, in some cases, disseminate information about those consumers, including personally identifiable information. We do not rely on spyware for any purpose and it is not part of our product offerings, but the definition of spyware or proposed legislation relating to spyware may be broadly defined or interpreted to include legitimate ad-serving software, including toolbar offerings and other downloadable software currently provided by our ALOT division. Currently, legislation has focused on providing Internet users with notification of and the ability to consent or decline the installation of such software, but there can be no guarantee that future legislation will not provide more burdensome standards by which software can be downloaded onto consumers’ computers. Currently all downloadable software that we distribute requires an express consent of the consumer and provides consumers with an easy mechanism to delete the software once downloaded. However, if future legislation is adopted which makes the consent, notice, or uninstall procedures more onerous, we may have to develop new technology or methods to provide our services or discontinue those services in some jurisdictions or altogether. There is no guarantee we will be able to develop this new technology at all or in a timely fashion or on commercially reasonable terms.  The adoption of any additional laws or regulations, application of existing laws to the Internet generally or our industry, or any governmental investigation or litigation related to the Internet generally, our industry, or our services may decrease the growth of the Internet or other online services, which could, in turn:

•	decrease the demand for our services;
•	increase our cost of doing business;
•	preclude us from developing additional products or services;
•	result in adverse publicity to us; and
•
subject us to fines, litigation, or criminal penalties, enjoin us from conducting our business or providing any of our services, otherwise have a material adverse effect on our business, financial condition, and results of operations, or result in a substantial decline in the market price of our common stock.

The regulatory environment with respect to online marketing practices is also evolving. The Federal Trade Commission, or FTC, has increasingly focused on issues affecting online marketing, particularly online privacy and security issues. One of the key areas of focus for the FTC is the difference between spyware and ad-serving software, such as our downloadable toolbar applications.

New legislation, which could be proposed or enacted at any time in the future, new regulations or changes in the regulatory climate, or the expansion, enforcement, or interpretation of existing laws could prevent us from offering some or all of our services or expose us to additional costs and expenses requiring substantial changes to our business or otherwise substantially harm our business.

Due to the global nature of the Internet, it is possible that multiple state, federal, or international jurisdictions might inconsistently regulate Internet activities, which would increase our costs of compliance and the risk of violating the laws of a particular jurisdiction, both of which could have a material adverse effect on our business, financial condition, and results of operations.

We may face third party intellectual property infringement claims that could be costly to defend and result in the loss of significant rights.

Our current and future business activities may infringe upon the proprietary rights of others, and third parties may assert infringement claims against us, including claims alleging, among other things, copyright, trademark, or patent infringement. We are aware of allegations from time to time concerning these types of claims and in particular in respect of copyright and trademark infringement claims. While we believe that we have defenses to these types of claims under appropriate trademark legislation, we may not prevail in our defenses to any intellectual property infringement claims. In addition, we may not be adequately insured for any judgments awarded in connection with any litigation. Any such claims and resulting litigation could subject us from time to time to significant liability for damages, or result in the invalidation of our proprietary rights, which would have a material adverse effect on our business, financial condition, and results of operations. Even if we were to prevail, these claims could be time-consuming, expensive to defend, and could result in the diversion of our management’s time and attention.

Risks Relating to an Investment in Our Common Stock

Our failure to maintain continued listing compliance criteria in accordance with NASDAQ Marketplace Rules could result in NASDAQ delisting our common stock.

NASDAQ Marketplace Rules require us to have a minimum closing bid price of $1.00 per share for our common stock as well as maintaining certain stockholders equity, marketplace value, or other financial metric criteria.  We did not maintain compliance with the continued listing compliance criteria and we received notice from NASDAQ that we are not in compliance with Marketplace Rules, which could ultimately lead to the delisting of our common stock from the NASDAQ Global Market.  In December 2009, we received the delisting notification based on non-compliance with NASDAQ listing rules and we subsequently submitted an appeal to NASDAQ and were granted a hearing.  At that hearing in January 2010, we presented our plan to regain compliance with the listing requirements along with a request for an extension to June 2010 to execute that plan.  A favorable ruling on the appeal was issued in February 2010, under which we were transferred to the NASDAQ Capital Market and given until June 14, 2010 to comply with the cited issues.  Subsequent to the ruling in February 2010, the NASDAQ Listings Qualifications Panel granted the Company’s subsequent request for an extension of time, as permitted under NASDAQ’s Listing Rules, to comply with the $1.00 per share minimum bid price requirement for continued listing. In accordance with the Panel’s decision, on or before September 13, 2010, the Company must evidence a closing bid price of $1.00 or more for a minimum of ten prior consecutive days. Under NASDAQ’s rules, this date represents the maximum length of time that a Panel may grant to regain compliance.  On June 16, 2010, we received written confirmation from the NASDAQ Office of General Counsel, Hearings that we have met the $2.5 million stockholders’ equity requirement for continued listing on The NASDAQ Stock Market.  Pursuant to its authority under NASDAQ Listing Rule 5815(4)(A), however, the Panel will continue to monitor our stockholders’ equity and has imposed a Hearings Panel Monitor for that purpose, which will extend until June 14, 2011.

Even with our compliance with the stockholders’ equity requirement and the extension granted by NASDAQ with respect to our $1.00 per share minimum bid price, there is a risk we could not execute on our plan for regaining compliance, which ultimately could lead to the delisting of our stock.   In the event that we were delisted from the NASDAQ Capital Market, our common stock would become significantly less liquid, which would likely adversely affect its value.  Although our common stock would likely be traded over-the-counter or on pink sheets, these types of listings involve more risk and trade less frequently and in smaller volumes than securities traded on the NASDAQ Capital Market.

The market price of our common stock has been and may continue to be volatile.

The market price of our common stock has in the past and may in the future experience significant volatility as a result of a number of factors, many of which are outside of our control. Each of the risk factors listed in these Risk Factors, and the following factors, may affect the market price for our common stock:

•	our quarterly results and ability to meet analysts’ and our own published expectations;
•	our ability to continue to attract and retain users and paid listings providers;
•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations, and infrastructure;
•	patents issued or not issued to us or our competitors;
•	announcements of technological innovations, new services or service enhancements, strategic alliances, mergers, acquisitions, dispositions, or significant agreements by us or by our competitors;
•	commencement or threat of litigation or new legislation or regulation that adversely affects our business;
•	general economic conditions and those economic conditions specific to the Internet and Internet advertising;
•	our ability to keep our products and services operational at a reasonable cost and without service interruptions;
•	recruitment or departure of key personnel;
•	geopolitical events such as war, threat of war, or terrorist actions;
•	sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants; and
•	potential of industry consolidation in our sector.

Because our business is changing and evolving, our historical operating results may not be useful in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. Also, online user traffic tends to be seasonal.

In addition, the stock market has experienced significant price and volume fluctuations that particularly have affected the trading prices of equity securities of many technology and Internet companies. Frequently, these price and volume fluctuations have been unrelated to the operating performance of the affected companies. Following periods of volatility in the market price of a company’s securities such as we have recently experienced, securities class action litigation is often instituted against such a company, as we have recently had a number of such suits instituted against us. See “We have had a number of purported class action lawsuits filed against us and certain of our officers and directors alleging violations of securities laws” below.  This type of litigation, regardless of the outcome, could result in substantial costs and a diversion of management’s attention and resources, which could materially adversely affect our business, financial condition, and results of operations.

Significant dilution will occur if outstanding options are exercised or restricted stock unit grants vest.

As of March 31, 2010, we had stock options outstanding to purchase a total of approximately 1.2 million shares at a weighted average price of $9.70 per share under our stock incentive plans.

Also, as of March 31, 2010, we had 1.2 million restricted stock units outstanding including approximately 0.4 million in restricted stock units that would vest upon our common stock reaching, and closing, at share prices ranging from $1.00 to $12.00 for ten consecutive trading days.  The remaining approximate 0.8 million restricted stock units will vest in equal increments on January 2 in years 2011, 2012 and 2013.  If outstanding stock options are exercised or restricted stock units vest, significant dilution will occur to our stockholders.

Our certificate of incorporation authorizes us to issue additional shares of stock, which could impede a change of control that is beneficial to our stockholders.

We are authorized to issue up to 200 million shares of common stock that may be issued by our board of directors for such consideration as they may consider sufficient without seeking stockholder approval, subject to stock exchange rules and regulations. Our certificate of incorporation also authorizes us to issue up to 500,000 shares of preferred stock, the rights and preferences of which may be designated by our board of directors. These designations may be made without stockholder approval. The designation and issuance of preferred stock in the future could create additional securities that have dividend and liquidation preferences prior in right to the outstanding shares of common stock. These provisions could be used by our board to impede a non-negotiated change in control, even though such a transaction may be beneficial to holders of our securities, and may deprive you of the opportunity to sell your shares at a premium over prevailing market prices for our common stock. The potential inability of our stockholders to obtain a control premium could reduce the market price of our common stock.

We have had a number of purported class action lawsuits filed against us and certain of our officers and directors alleging violations of securities laws.

In 2005, five putative securities fraud class action lawsuits were filed against us and certain of our former officers and directors in the United States District Court for the Middle District of Florida.  The complaints alleged that we and the individual defendants violated Section 10(b) of the Securities Exchange Act of 1934 (the "Act") and that the individual defendants also violated Section 20(a) of the Act as "control persons" of MIVA. Plaintiffs sought unspecified damages and other relief alleging generally that, during the putative class period, we made certain misleading statements and omitted material information.  The Court granted Defendants’ motion for summary judgment on November 16, 2009, and the court entered final judgment in favor of all Defendants on December 7, 2009.  On December 15, 2009, Plaintiffs filed a notice of appeal.

If it is determined that we or our officers or directors have engaged in the types of activities alleged by these plaintiffs, we and our officers and directors could be subject to damages and may be subject to further prosecution. Regardless of the outcome, these litigations could have a material adverse impact on us because of harm to our and our officers’ and directors’ reputations, defense costs, diversion of management’s attention and resources, and other factors.

A putative derivative action has been filed against certain of our officers and directors, purportedly on behalf of the Company.

On July 25, 2005, a stockholder, Bruce Verduyn, filed a putative derivative action purportedly on behalf of us in the United States District Court for the Middle District of Florida, against certain of our directors and officers. This action is based on substantially the same facts alleged in the securities class action litigation described above. The complaint is seeking to recover damages in an unspecified amount.

If it is determined that our officers or directors have engaged in the types of activities alleged in the putative derivative action, our officers and directors could be subject to damages and may be subject to further prosecution. We have agreed to indemnify our officers and directors in connection with the defense of this action. Accordingly, regardless of the outcome, this litigation could have a material adverse impact on us because of harm to our reputation, defense costs, diversion of management’s attention and resources, and other factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements.  We sometimes use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should” “will” and similar expressions, as they relate to us, our management and our industry, to identify forward-looking statements.  Forward-looking statements relate to our expectations, beliefs, plans, strategies, prospects, future performance, anticipated trends and other future events.  Specifically, this prospectus and the information incorporated by reference in this prospectus contain forward-looking statements relating to, among other things:

•	our revenue;
•	our primary operating costs and expenses;
•	capital expenditures;
•	operating lease arrangements;
•	evaluation of possible acquisitions of, or investments in business, products and technologies; and
•	sufficiency of existing cash to meet operating requirements.

These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s past results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.  Actual results may differ materially.  Some of the risks, uncertainties and assumptions that may cause actual results to differ from these forward-looking statements are described in “Risk Factors” and elsewhere in this prospectus, and may also be found in an accompanying prospectus supplement and in information incorporated by reference.

You should read this prospectus, the documents that we filed as exhibits to the registration statement of which this prospectus is a part and the documents that we incorporate by reference in this prospectus completely and with the understanding that our future results may be materially different from what we expect.  We qualify all of our forward-looking statements by these cautionary statements, and we assume no obligation to update these forward-looking statements publicly for any reason.

SELLING STOCKHOLDERS

This prospectus relates to the possible resale by the selling stockholders of shares of common stock that we have issued pursuant to a Stock Purchase Agreement that we entered into with the selling stockholders on June 14, 2010.  We are filing the registration statement of which this prospectus is a part pursuant to the provisions of such Stock Purchase Agreement.

The shares of common stock are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See “Plan of Distribution” on page 19.

The following table presents information, as of June 29, 2010, regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholders.  As used in this prospectus, the term “selling stockholders” includes Red Oak Fund, LP and Pinnacle Fund, LLLP, and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer.  The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. A selling stockholder may sell some, all or none of its shares.  We do not know how long a selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with a selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to the Offering		Number of Shares	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent
Red Oak Fund, LP(1)	761,754	2.2%	394,737	367,017	1.0%
Pinnacle Fund, LLLP(1)	734,977	2.1%	263,158	471,819	1.3%

(1)	The address of Red Oak Fund, LP is 654 Broadway, Suite 5, New York, New York 10012. The address of Pinnacle Fund, LLLP is 32065 Castle Court, Suite 100, Evergreen, Colorado 80439.

WHERE YOU CAN FIND MORE INFORMATION
AND INCORPORATION BY REFERENCE

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission.  This prospectus does not contain all of the information in the registration statement.  In addition, we file annual, quarterly and special reports, proxy statements and other information with the Commission.  Our Commission filings are available to the public over the Internet at the Commission’s web site at http://www.sec.gov.  You may also read and copy any document we file with the Commission at its public reference facilities at 100 F Street, N.E., Washington, DC 20549.  You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Street, N.E., Washington, DC 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.  Our Commission filings are also available at the office of the NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, New York 10006.  For further information on obtaining copies of our public filings at the NASDAQ Stock Market, you should call 212-401-8700.

We “incorporate by reference” into this prospectus the information we file with the Commission (Commission file number 000-30428), which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus.  Information that we file with the Commission after the date of this prospectus will automatically update this prospectus.  We incorporate by reference the documents listed below, and any filings we make with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus (except for information furnished and not filed with the Commission in a Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Commission on March 25, 2010;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the Commission on May 11, 2010;
•
our Current Reports on Form 8-K, dated December 17, 2009 (filed February 5, 2010), dated January 11, 2010 (except the portions deemed furnished and not filed, filed January 11, 2010), dated February 16, 2010 (filed February 17, 2010), dated February 25, 2010 (except the portions deemed furnished and not filed, filed February 26, 2010), dated March 16, 2010 (filed March 22, 2010), dated March 25, 2010 (except the portions deemed furnished and not filed, filed March 25, 2010), dated April 13, 2010 (filed April 16, 2010), dated May 10, 2010 (except the portions deemed furnished and not filed, filed May 11, 2010), dated May 26, 2010 (except the portions deemed furnished and not filed, filed May 26, 2010), dated June 1, 2010 (except the portions deemed furnished and not filed, filed June 3, 2010), dated June 14, 2010 (filed June 14, 2010), dated June 16, 2010 (filed June 18, 2010), and dated June 23, 2010 (except the portions deemed furnished and not filed, filed June 25, 2010); and

•
the description of our common stock, which is contained in our registration statement on Form 10, filed with the Commission on November 24, 1999, pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as updated in any amendment or report filed for the purpose of updating such description.

Information furnished by us in Current Reports on Form 8-K under Items 2.02 and 9.01 is expressly not incorporated by reference in this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents.  You may request a copy of these filings at no cost, by writing to or telephoning us at:

Vertro, Inc.
143 Varick Street
New York, New York 10013
Attention:  John B. Pisaris, General Counsel
(212) 231-2000

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock offered by the selling stockholders pursuant to this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is only a summary and is subject to the provisions of our amended and restated certificate of incorporation, or certificate of incorporation, and our amended and restated by-laws, or by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and provisions of applicable law.

Our articles of incorporation authorize our board of directors to issue 200,000,000 shares of common stock, $0.001 par value per share, and 500,000 shares of preferred stock, $0.001 par value per share.  As of June 28, 2010, 35,096,552 shares of common stock were outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to be voted upon.  Stockholders are not entitled to cumulate votes for the election of directors.  Common stockholders are entitled to share ratably in any dividends that may be declared by the board of directors out of funds legally available therefor.  Holders of common stock do not have preemptive, redemption, conversion or other preferential rights and, upon the liquidation, dissolution or winding up of our company, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be granted to the holders of preferred stock.  All shares outstanding before this offering are, and the shares to be issued in this offering will be, validly issued, fully paid and non-assessable.  The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of holders of any classes or series of preferred stock that we may issue in the future.  Our common stock trades on the NASDAQ Capital Market under the symbol “VTRO.”

Preferred Stock

Our board is empowered, without approval of our stockholders, to cause shares of preferred stock to be issued form time to time in one or more series, with the number of shares of each series and the term of each series as fixed by our board.  Among the specific matters that may be determined by our board are:

•	the designation of each series;
•	the number of shares of each series;
•	the rights in respect of dividends, if any;
•	whether dividends, if any, shall be cumulative or non-cumulative;
•	the terms of redemption, repurchase obligation or sinking fund, if any;
•	the rights in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;
•	rights and terms of conversion, if any;
•	restrictions on the creation of indebtedness, if any;
•	restrictions on the issuance of additional preferred stock or other capital stock, if any;
•	restrictions on the payment of dividends on shares ranking junior to the preferred stock, if any; and
•	voting rights, if any.

No shares of preferred stock are currently outstanding and we have no plans to issue preferred stock.  The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal.  For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction.  Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders.  In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock.  Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock.  Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

Anti-Takeover Provisions Under Delaware Law, our Certificate of Incorporation and our By-laws.

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, or DGCL.  Subject to certain exceptions, Section 203 prevents a publicly held corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner.  A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets.  In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Interwest Transfer Company located in Salt Lake City, Utah.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. For purposes of the following description, the term “selling stockholders” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholders. The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares may be sold, without limitation, by one or more of the following means of distribution:

•	a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•	on any national securities exchange, quotation service or over-the-counter market on which the shares may be listed or quoted at the time of sale;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	in privately negotiated transactions;
•	through the settlement of short sales;
•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;
•	through the writing of options;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

We will not receive any proceeds from the sale of the shares offered by this prospectus.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

The selling stockholders may effect these transactions by selling the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of the shares for whom the broker-dealer may act as an agent or to whom they may sell the shares as a principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions.

In connection with sales of the shares offered by this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares in the course of hedging their positions. The selling stockholders may also sell the shares short and deliver shares of common stock to close out short positions, or loan or pledge shares to broker-dealers who may in turn sell the shares.

Broker-dealers and selling stockholders who act in connection with the sale of the shares may be deemed to be underwriters. Profits on any resale of the shares as a principal by such broker-dealers and selling stockholders and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Section 10(b) and Rule 10b-5 under the Exchange Act.

Any broker-dealer participating in transactions as agent may receive commissions from a selling stockholder and, if it acts as agent for the purchaser of the shares, from the purchaser. Broker-dealers may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at a price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as a principal may resell the shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions, or otherwise at market prices prevailing at the time of sale or at negotiated prices, and may pay to or receive from the purchasers of the shares commissions computed as described above. To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:

•	the names of the broker-dealers;
•	the number of shares involved;
•	the price at which the shares are to be sold;
•	the commissions paid or discounts or concessions allowed to the broker-dealers;
•	that broker-dealers did not conduct any investigation to verify the information in this prospectus, as supplemented; and
•	other facts material to the transaction.

In addition, we and the selling stockholders will be subject to applicable provisions of the Exchange Act, including Rule 10b-5 and to the extent we and the selling stockholders are distribution participants, Regulation M. These rules and regulations may affect the marketability of the shares.

The selling stockholders will pay any commissions associated with the sale of the shares. The shares offered by this prospectus are being registered to comply with contractual obligations, and we have paid the expenses of the preparation of this prospectus. We have also agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act, or, if the indemnity is unavailable, to contribute toward amounts required to pay the liabilities.

Our common stock trades on the NASDAQ Capital Market under the symbol “VTRO.”

LEGAL MATTERS

The validity of the shares offered hereby has been passed upon for us by Porter, Wright, Morris & Arthur LLP, 41 South High Street, Columbus, Ohio, 43215.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008 and for each of the two years in the period ended December 31, 2009, incorporated in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.